Medium-Term Notes
RISK FACTORS
ADDITIONAL INFORMATION
TAXATION IN THE UNITED STATES

PRICING SUPPLEMENT NO. 10 dated March 30, 2005	Filed pursuant to Rule 424(b)(3)
to Prospectus Supplement and Prospectus dated June 2, 2004	Registration No. 333-112973

U.S. $2,000,000,000
Eksportfinans ASA
Medium-Term Notes
Due Nine Months or More From the Date of Issue

This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated June 2, 2004 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified currency:	U.S. dollars

Principal amount:	$61,750,000.00

CUSIP No.:	28264QAR5

Common Code:	021672262

ISIN:	US28264QAR56

	Price to	Discounts and	Proceeds to us
	public	commissions	(before expenses)
Per note:	100.00%	0.10%	99.90%
Total:	$61,750,000.00	$61,750.00	$61,688,250.00

Agent:	Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
Attn: Registration Department
Telephone No. +1 212 902 1000
Facsimile No. +1 212 902 3000

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade date:	March 30, 2005

Original issue date:	April 25, 2005

Maturity date:	July 25, 2008, subject to early redemption. Par payment at maturity.

Indexed note:	Yes

Index:	Three-month U.S. dollar LIBOR

Index Accrual Reset Period:	Daily

Index Accrual Reset Date:	Each London Banking Day in a Calculation Period except for those falling between (but excluding) the day that is seven New York Banking Days prior to an interest payment date and (and including) the interest payment date.

Indexed Coupon Amount:	For the period from, and including, April 25, 2005 to, but excluding, the date of maturity, interest will accrue at a rate of 6.25% per annum on each calendar day when three-month U.S. dollar LIBOR is determined to be:

•	for the period from April 25, 2005 to, and including, April 24, 2006, greater than zero and less than or equal to 4.75%;

•	for the period from April 25, 2006 to, and including, October 24, 2007, greater than zero and less than or equal to 5.50%; and

•	for the period from October 25, 2007 to, but excluding, July 25, 2008, greater than zero and less than or equal to 6.00%.

We refer to each calendar day on which three-month U.S. dollar LIBOR is determined to be within the above ranges as an “Accrual Day”. On days which are not Accrual Days, no interest will accrue on the notes.

The three-month U.S. dollar LIBOR rate applicable to each calendar day that is not a London Banking Day will be the three-month U.S. dollar LIBOR rate for the immediately preceding London Banking Day, provided, however, that in all cases the three-month U.S. dollar LIBOR rate applicable to the day that is seven New York Banking Days prior to each interest payment date will remain in effect until that interest payment date.

Calculation Period:	Three months, beginning on, and including, each April 25, July 25, October 25 and January 25, from, and including, April 25, 2005, and ending on, but excluding, the maturity date or any earlier date when the notes are redeemed in whole.

Interest payment date:	April 25, July 25, October 25 and January 25 of each year, from, and including, July 25, 2005, and ending on the maturity date or any earlier date when the notes are redeemed in whole. If an interest payment date would otherwise be a day that is not a business day, then such interest payment date will be the first following business day.

New York Banking Day:	Any day that is not (a) a Saturday or Sunday, (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York or (c) a day on which the Federal Reserve Bank of New York is closed.

London Banking Day:	Any day on which commercial banks are open for dealings in U.S. dollar deposits in the London interbank market.

Business day:	For purposes of this issuance, a business day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York or London.

Day count convention:	30/360, unadjusted

Primary three-month LIBOR source:	Telerate Page 3747

Secondary three-month LIBOR source:	The average of five British Bankers’ Association U.S. dollar LIBOR reference banks

Calculation agent:	Goldman, Sachs & Co.

Asset linked note:	No

Amortizing note:	No

Original issue discount:	No

Zero coupon:	No

Exchangeable:	No

Fixed rate note:	See “Indexed Coupon Amount” above.

Floating rate note:	No

Optional early redemption (call):	We may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the date fixed for redemption, on July 25, 2005 and on each interest payment date thereafter, by giving no less than five business days’ notice.

Tax redemption:	Yes

Extension of maturity:	Not Applicable

Optional repayment date(s):	Not Applicable

Optional repayment price(s):	Not Applicable

Additional amounts payable:	Yes

Authorized denominations:	$50,000 and integral multiples of $10,000 in excess thereof

Renewable note:	No

Form of notes:	Book-entry

Listing:	None

Issuer rating:	Aaa (Moody’s) / AA+ (Standard & Poor’s) / AAA (F.IBCA)

Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

RISK FACTORS

The return on the notes is linked to the change in the three-month U.S. dollar LIBOR rate. This section describes the most significant risks relating to the notes. We urge you to read the following information about these risks, together with the other information in this prospectus supplement and the accompanying prospectus, before investing in the notes.

The interest payable on the notes is uncertain, and movements in interest rates will affect whether or not and the extent to which you will receive interest on the notes.

Three-month U.S. dollar LIBOR is a floating rate. You will not earn interest for any day on which three-month U.S. dollar LIBOR is zero percent or exceeds the applicable rate limit. For every day during an interest period on which three-month U.S. dollar LIBOR is zero percent or exceeds the rate limit applicable to such period, the applicable interest rate for that interest period will be reduced, and if three-month U.S. dollar LIBOR remains at zero percent or above the relevant rate limit for an entire interest period, the applicable interest rate will be zero.

The notes are financial instruments that are suitable only for sophisticated investors who are experienced with respect to derivatives and derivative transactions and interest rate-indexed instruments. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances. For further information, see “Risk relating to indexed notes or notes linked to certain assets” starting on page S-5 of the prospectus supplement.

Historical performance of the three-month U.S. dollar LIBOR rate should not be taken as an indication of the future performance of three-month U.S. dollar LIBOR during the term of the notes.

It is impossible to predict whether three-month U.S. dollar LIBOR will rise or fall. Three-month U.S. dollar LIBOR will be influenced by complex and interrelated political, economic, financial and other factors, therefore historical performance of three-month U.S. dollar LIBOR should not be taken as an indication of the future performance of three-month U.S. dollar LIBOR during the term of the notes.

Factors that may influence three-month U.S. dollar LIBOR include general economic, financial, political or regulatory conditions, monetary policies of banks and changes in interest rates generally, and inflation and expectations concerning inflation.

The market value of the notes may be influenced by unpredictable factors.

We expect that generally the three-month U.S. dollar LIBOR rate on any day will affect the market value of the notes more than any other single factor.

Other factors that may influence the market value of the notes include supply and demand for the notes, the time remaining to maturity, our right to redeem the notes, our creditworthiness, and expectations about future levels and volatility of the three-month U.S. dollar LIBOR rate.

Secondary trading in the notes may be limited.

The notes are a new issuance of securities with no established trading market. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes, but it is not obligated to do so and may discontinue market making at any time without notice. Any trading market for the notes may be illiquid.

Market factors may influence whether we exercise our right to redeem the notes prior to their scheduled maturity.

It is more likely that we will redeem the notes prior to their maturity date if three-month U.S. dollar LIBOR is low and results in an amount of interest on the notes greater than instruments of a comparable maturity and credit rating trading in the market. If the notes are called prior to their maturity date, you may be unable to invest in securities with similar risk and yield as the notes. Your ability to realize market value appreciation is limited by our right to redeem the notes prior to their scheduled maturity.

The United States federal income tax consequences of an investment in the notes are uncertain.

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes. Although the matter is not entirely clear, and there is no authority directly on point, we intend to take the position that the notes will be treated as “variable rate debt securities” for U.S. Federal income tax purposes. By purchasing the notes, a U.S. Holder agrees to treat the notes as “variable rate debt securities” for U.S. Federal income tax purposes. We are not requesting a ruling from the United States Internal Revenue Service (IRS) regarding the notes; therefore, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. For a more information, please see the discussion below and in the accompanying prospectus supplement and prospectus under “Taxation in the United States”. Prospective investors should consult their own tax advisers with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning or disposing of the notes.

ADDITIONAL INFORMATION

General

You should read the following description of the particular terms of the notes in conjunction with the description of the general terms and provisions of the notes set forth in the accompanying prospectus supplement and of the debt securities set forth in the accompanying prospectus. If this summary differs in any way from the description of the notes in the prospectus, you should rely on this summary.

Upon acceleration of the notes prior to the maturity date, the calculation agent shall determine the Redemption Price, in accordance with the formula set forth below, to the date of declaration of acceleration.

Interest payments

From, and including, April 25, 2005 to, but excluding, the maturity date, the notes will bear interest at a rate (which may be zero percent) determined for each quarterly Calculation Period according to the formula described below. Any interest will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each. The calculation agent will determine the Indexed Coupon Amount, if any, payable for each Calculation Period on the notes. Any payment required to be made on a date that is not a business day may be made on the next succeeding business day with the same force and effect as if made on such date, and no interest shall accrue as a result of such delayed payment.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to three-month U.S. dollar LIBOR or another index. You should understand how the interest rate calculations work before you invest in the notes.

The notes will bear interest at rates that will diverge substantially from three-month U.S. dollar LIBOR. You should in particular note the following points:

•	The notes will accrue interest at the maximum possible rate of interest (i.e., 6.25% per annum) on each calendar day during the relevant Calculation Period that three-month U.S. dollar LIBOR is determined to be within the range set forth below.

•	In contrast, interest will not accrue on the notes for any calendar day for which three-month U.S. dollar LIBOR is determined to be above the limits set forth below or at or below 0.00%.

•	Accordingly, the notes will pay no interest at all for any quarterly Calculation Period for which three-month U.S. dollar LIBOR is determined to exceed the ranges set forth below (or is at or below 0.00%) for each calendar day in such period:

Three-month U.S. dollar LIBOR rate
range within which the notes accrue
Calculation periods during	interest at a rate of 6.25%
April 25, 2005 to April 24, 2006	0.00% (exclusive) – 4.75% (inclusive)

April 25, 2006 to October 24, 2007	0.00% (exclusive) – 5.50% (inclusive)

October 25, 2007 to July 24, 2008	0.00% (exclusive) – 6.00% (inclusive)

We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining three-month U.S. dollar LIBOR and calculating the Indexed Coupon Amounts, if any, in respect of the notes for each Calculation Period. Unless there is manifest error, the determination by the calculation agent of three-month U.S. dollar LIBOR and the Indexed Coupon Amounts, if any, on the notes shall be final and binding on us and the holders of the notes.

We have included the following information about the historical behavior of three-month U.S. dollar LIBOR for your reference. Past movements of three-month U.S. dollar LIBOR are not indicative of future levels or the future behavior of such rate.

Calendar Year	High	Low
2000	6.8688	6.0263
2001	6.3712	1.8631
2002	2.0475	1.3800
2003	1.3900	1.0000
2004	2.5644	1.1100

2003	High	Low
1st Quarter	1.3900	1.2300
2nd Quarter	1.3294	1.0000
3rd Quarter	1.1600	1.1000
4th Quarter	1.1800	1.1500

2004	High	Low
1st Quarter	1.1500	1.1100
2nd Quarter	1.6100	1.1100
3rd Quarter	2.0200	1.5775
4th Quarter	2.5644	2.0275

2004	High	Low
October	2.1700	2.0275
November	2.4100	2.1800
December	2.5644	2.4188

2005
January	2.7500	2.5644
February	2.9200	2.7500
March	3.1200	2.9300

Source: Goldman, Sachs & Co.

On April 1, 2005, three-month U.S. dollar LIBOR was 3.12%.

Hypothetical examples

The table below presents examples of hypothetical quarterly Indexed Coupon Amounts for the notes based on the total number of Accrual Days occurring during a Calculation Period (i.e., the number of calendar days during such period on which three-month U.S. dollar LIBOR is determined to be within the specified range). The Indexed Coupon Amounts in the table below assume a Calculation Period comprising ninety calendar days. The table is provided for purposes of illustration only and should not be used or relied upon for any other purpose. The examples should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical amounts of total Accrual Days during a Calculation Period could have on the quarterly Indexed Coupon Amount for such period.

Total Accrual Days during	Quarterly Indexed	Actual Coupon Payment
Calculation Period	Coupon Amount	per $1,000,000
0	0.00000%	0

10	0.69444%	$1,736

20	1.38889%	$3,472

30	2.08333%	$5,208

40	2.77778%	$6,944

50	3.47222%	$8,681

60	4.16667%	$10,417

70	4.86111%	$12,153

80	5.55556%	$13,889

90	6.25000%	$15,625

Supplemental plan of distribution

The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of January 31, 2005 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, April 25, 2005 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering.

The gross proceeds to us will be 99.90% of the principal amount of the notes. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

From time to time, the agent and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.

Failure to make payments when due

In the event we fail to pay the redemption amount on the maturity date or any accrued and unpaid interest, if any, on an interest payment date, any such overdue payment will bear interest from the maturity date or the interest payment date, as the case may be, until the date upon which all sums due in respect of the notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11:00 a.m. (London time) on the first business day following such failure to pay. Such rate shall be determined by the calculation agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and in the case of an incomplete month, the number of days elapsed.

Calculation agent

The calculation agent in its sole discretion will make all determinations on the notes, including those regarding the three-month U.S. dollar LIBOR rate, the redemption price, the amount payable in the event of an early redemption for tax reasons or an acceleration of the notes, the interest on any overdue payments of any accrued and unpaid interest, if any, on an interest payment date and on any overdue payments of principal and any accrued and unpaid interest, if any, on the redemption date or any earlier date when the notes are redeemed in whole. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

Please note that Goldman, Sachs & Co. is the calculation agent as of the original issue date of your notes. We may change the calculation agent after the original issue date without notice.

Early redemption

We have the option to redeem the notes in whole or in part on July 25, 2005 and on each quarterly interest payment date thereafter, by giving no less than five business days’ prior notice. If we elect to redeem the notes pursuant to this option, we will pay a redemption price equal to 100% of the face amount of the notes, plus accrued and unpaid interest, if any.

Tax redemption

We cannot redeem the notes prior to July 25, 2005, and then only quarterly, unless, due to the imposition by Norway or one of its taxing authorities of any tax, assessment or governmental charge subsequent to the date of the issuance of the notes, we would become obligated to pay additional amounts. If such an imposition occurs, we may at our option redeem all, but not less than all the notes, by giving notice specifying a redemption date at least 30 days, but not more than 60 days after the date of the notice. In such event, we will pay a redemption price equal to 100% of the face amount of the notes, plus accrued and unpaid interest as determined by the calculation agent based on the number of Accrual Days during the relevant Calculation Period to the date that is two business days prior to the date fixed for redemption.

TAXATION IN THE UNITED STATES

The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under “Taxation in the United States”. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder.

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes. Although the matter is not entirely clear, and there is no authority directly on point, we intend to take the position that the notes will be treated as “variable rate debt securities” for U.S. Federal income tax purposes. By purchasing the notes, a U.S. Holder agrees to treat the notes as “variable rate debt securities” for U.S. Federal income tax purposes. We are not requesting a ruling from the IRS regarding the notes; therefore, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. The remainder of this discussion assumes that the notes will be treated as “variable rate debt securities”. Prospective investors should consult their own tax advisers with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning or disposing of the notes.

Interest, if any, paid on the notes will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on such U.S. Holder’s method of accounting for U.S. Federal income tax purposes. A U.S. Holder will also be required to include in income any additional amounts and any tax withheld, if any, from interest payments on the notes notwithstanding the fact that such U.S. Holder does not receive such withheld tax. For U.S. Federal income tax purposes, interest on the notes received by a U.S. Holder will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Under recently enacted U.S. tax legislation, the various classes of income baskets available for calculating a U.S. Holder’s foreign tax credit will be reduced after December 31, 2006. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their own tax advisers regarding the availability of a foreign tax credit under their particular situation.

A U.S. Holder’s tax basis in a note generally will be its cost. Upon the sale, exchange or retirement of a note, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest) and the tax basis in the note. Any gain or loss recognized by a U.S. Holder generally will be U.S. source capital gain or loss (except to the extent such amounts are attributable to accrued but unpaid interest). Prospective investors should also consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals that have held the notes for more than one year) and capital losses (the deductibility of which is subject to limitations).

     Possible Alternative Treatment. Notwithstanding the contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. The IRS might seek to apply to the notes the Treasury regulations governing contingent payment debt instruments (the Contingent Payment Regulations). If the IRS were successful in doing this, then, among other matters,

•	a U.S. Holder would be required to accrue original issue discount on the note at a yield comparable to the yield at which we would issue similar noncontingent bonds, determined at the time of issuance of the notes, even though a U.S. Holder will not receive any coupon payments on the note; and

•	on the sale, exchange, maturity, redemption or other taxable disposition of the notes, a U.S. Holder would recognize ordinary income, or ordinary loss to the extent of its aggregate prior accruals of original issue discount and capital loss thereunder, rather than capital gain or loss.

Prospective holders should review the “Taxation in the United States” section in the prospectus supplement and the accompanying prospectus for a further discussion of the U.S. Federal income tax considerations and consult their own tax advisers as to the consequences of acquiring, holding and disposing of notes under the tax laws of the country of which they are resident for tax purposes as well of under the laws of any state, local or foreign jurisdiction.